================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE TO/A

                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             STERLING COMMERCE, INC.
                       (Name of Subject Company (Issuer))

                                SBC SILVER, INC.
                             SBC COMMUNICATIONS INC.
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    859205106
                      (CUSIP Number of Class of Securities)

                                 JUDITH M. SAHM
                             SBC COMMUNICATIONS INC.
                  175 E. HOUSTON, SAN ANTONIO, TEXAS 78205-2233
                            TELEPHONE: (210) 821-4105
                            FACSIMILE: (210) 351-3521
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

   HOWARD CHATZINOFF, ESQ.                               WAYNE A. WIRTZ
 WEIL, GOTSHAL & MANGES LLP                         SBC COMMUNICATIONS INC.
      767 FIFTH AVENUE                                   175 E. HOUSTON
NEW YORK, NEW YORK 10153-0119                    SAN ANTONIO, TEXAS 78205-2233
  TELEPHONE: (212) 310-8000                        TELEPHONE: (210) 821-4105
  FACSIMILE: (212) 310-8007                        FACSIMILE: (210) 351-3467

                            CALCULATION OF FILING FEE
================================================================================
    Transaction Valuation*                            Amount of Filing Fee
--------------------------------------------------------------------------------
       $4,184,625,327                                     $836,925.07
--------------------------------------------------------------------------------
           * For purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 94,567,804 shares of common stock, par value $0.01 per share, of Sterling Commerce, Inc. (the "Common Stock"), including the related preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a price of $44.25 per Share, without interest. The filing fee calculation is based on 80,101,050 Shares outstanding as of March 6, 2000 and assumes the purchase of 14,466,754 shares of Common Stock underlying Sterling Commerce, Inc. stock options that will be vested on or prior to March 23, 2000. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $708,549               Filing Party: SBC Silver, Inc.
Form or Registration No.: SC TO-T                Date Filed:   02/25/00
                          (File No. 005-49153)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

           Check the appropriate boxes below to designate any transactions to which the statement relates:

           [X]     third-party tender offer subject to Rule 14d-1.
           [ ]     issuer tender offer subject to Rule 13e-4.
           [ ]     going-private transaction subject to Rule 13e-3.
           [ ]     amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         (Continued on following pages)
                              (Page 1 of 4 pages)


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NY2:\886234\01\72289.0003

                                   SCHEDULE TO

           This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on February 25, 2000, as amended, relating to the offer by SBC Silver, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of SBC Communications Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Sterling Commerce, Inc., a Delaware corporation (the "Company"), and the related rights to purchase shares of the Series A Junior Participating Preferred Stock of the Company (the "Rights and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of December 18, 1996, by and between the Company and The First National Bank of Boston, as Rights Agent, at a price of $44.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

ITEM 10.   ADDITIONAL INFORMATION.

           The last sentence of page 17 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

           "NEITHER PARENT NOR PURCHASER ASSUMES RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOLLOWING PROJECTIONS."


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


                                    SIGNATURE

           After due inquiry and to the best of his knowledge and belief, the undersigned hereby certifies as of March 8, 2000 that the information set forth in this statement is true, complete and correct.



                                     SBC SILVER, INC.


                                     By:  /s/ James S. Kahan
                                        --------------------
                                     Name:  James S. Kahan
                                     Title: Vice President


                                     SBC COMMUNICATIONS INC.


                                     By:  /s/ James S. Kahan
                                        --------------------
                                     Name:  James S. Kahan
                                     Title: Senior Executive Vice President -
                                            Corporate Development


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